Two World Financial Center New York, NY 10281-1008 212.768.6700 212.768.6800 fax www.sonnenschein.com
Richard D. Simonds, Jr.
212.768.6936
rsimonds@sonnenschein.com

September 30, 2009

Securities and Exchange Commission
Julie F. Rizzo
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549

Re:           Opteum Mortgage Acceptance Corporation
Amendment No. 3 to the
Registration Statement on Form S-3 filed April 28, 2009
File No. 333-158862

Ladies and Gentlemen:

On behalf of Opteum Mortgage Acceptance Corporation (the “Registrant”), we have caused to be filed with you electronically on Form S-3/A under EDGAR, the captioned Amendment No. 3 to the Registration Statement.

The objective of the above-captioned Amendment No. 3 to the Registration Statement is to respond to the SEC Comment Letter to the Registrant dated August 26, 2009.  These comments and our corresponding responses may be found below.  Additionally, attached are blacklined copies of the Form of Prospectus Supplement (Version 1), Form of Prospectus Supplement (Version 2) and Base Prospectus, marked to show changes from the versions of the documents filed for the Registrant on Form S-3 on August 14, 2009. Please do not hesitate to contact us with any questions you may have.

General

Comment:

1.
It appears that you were not in compliance with the conditions of Rule 312(a)(3) of Regulation S-T because the information required to be disclosed pursuant to Item 1105 of Regulation AB was not available at the Internet address disclosed in your prospectus filed on June 23, 2006 pursuant to Rule 424. Rule 312(a)(3) requires that such information remain available on the Web site for five years. Please explain why you did not comply with the conditions of Rule 312 and confirm that you have returned to compliance. To the extent you have returned to compliance, please tell us how long the Internet address disclosed in your prospectus was not available. If you are unable to return to compliance, please explain to us the reasons for your continued non-compliance and tell us when you believe you will be able to return to compliance. If you disagree with us regarding your compliance with Rule 312, please explain this and your basis in your response letter.

Response:

As we discussed with Ms. Michelle Lacko and Ms. Julie Bell of the Commission staff in a telephone conversation on or about August 19, 2009, for a very brief period of time, and unknown to us, the website containing the information required to be disclosed pursuant to Item 1105 of Regulation AB, www.opteum.com/staticpoolinfo, malfunctioned.  On the same day that we learned of the malfunction, the website was repaired, and, to the best of our knowledge, the website has worked properly every since that time.  We note that this information has also always been publicly available without interruption at www.biminicapital.com.

Prospectus Supplement No. 1 (Mortgage Pass-Through Certificates)

Impact of Regulatory Developments, page S-27

Comment:

2.
We note your response to prior comment 7. Please define the term “cramdown.” Please also confirm that you will provide disclosure regarding any pending initiatives in any state in which a material amount of the pool’s mortgages are located.

Response:

We have defined the term “cramdown” in this risk factor. We confirm that we will provide disclosure regarding any pending regulatory initiatives in any state in which a material amount of the pool’s mortgages are located.

The Sponsor and The Servicer, page S-79

Comment:

3.
We note your response to prior comment 10 and reissue in part. Please provide a general discussion of the sponsor’s experience in and overall procedures for originating or acquiring and securitizing mortgage loans. Similarly revise your disclosure in Prospectus Supplement No. 2.

Response:

The affiliated sponsor for whom we have provided disclosure in the registration statement, Orchid Island TRS, LLC (“Orchid Island”), previously acted as sponsor with respect to securitizations under its predecessor in interest, Opteum Financial Services, LLC (“OFS”).  Orchid Island is an affiliate of Bimini Capital Management, Inc., which is a real estate investment trust, or REIT, focusing on investment in mortgages and mortgage-backed securities. Since 2007, the sponsor and its affiliates have not originated, acquired or securitized any mortgage loans, but the sponsor intends to in the future.  Orchid Island is not certain of the specific procedures it will undertake with respect to originating, acquiring and securitizing mortgage loans in the future, largely due to current uncertainty in the market about securitization requirements going forward.  However, it expects to engage in substantial due diligence prior to acquiring these assets. We have added disclosure accordingly.

Comment:

4.
Additionally, please disclose here and in Prospectus Supplement No. 2 whether any prior securitizations organized by the sponsor have defaulted or experienced an early amortization triggering event. Refer to Item 1104(c) of Regulation AB.

Response:

In addition to default by the related servicer, all of the prior securitizations organized by the sponsor have experienced a trigger whereby the senior certificates are being paid principal prior to all other securities.  We have added disclosure accordingly.

The Depositor, page S-80

Comment:

5.
We note your response to prior comment 12. Please revise this section and the corresponding section in Prospectus Supplement No. 2 to describe what is meant by “in all of these securitizations” and “but the default was not due to the actions of Opteum Mortgage Acceptance Corporation.” Additionally, please disclosure here and in Prospectus Supplement No. 2 whether the depositor has been involved in any prior securitizations which have experienced an early amortizing triggering event.

Response:

We have revised the disclosure to be more responsive to your earlier comment.  We have added additional disclosure that each securitization where the depositor has been involved has experienced a trigger whereby the senior certificates are being paid principal prior to all other securities.

The Servicer and the Subservicers, page S-88

Comment:

6.
We note your response to our prior comment 13 and reissue in part. Please include bracketed placeholders in your prospectus supplements to confirm that you will provide, to the extent material, a general discussion of any additional servicer’s experience in servicing assets of any type. Alternatively, state that the experience is limited to servicing residential mortgage loans.

Response:

We have added bracketed placeholders in the prospectus supplements confirming that we will provide, to the extent material, a general discussion of any additional servicer’s experience in servicing assets of any type.

Prospectus Supplement No. 2 (Mortgage-Backed Notes)

Risk Factors, page S-16

Comment:

7.
We note that you have added several risk factors to Prospectus Supplement No. 2 which appear to have been taken from Prospectus Supplement No. 1. It appears, however, that several of the risk factors added to Prospectus Supplement No. 2, have not been updated to include the revisions made to the corresponding risk factor in Prospectus Supplement No. 1. Please revise or advise as to the discrepancies between the risk factors in the two prospectus supplements.

Response:

We have revised the risk factors in Prospectus Supplement No. 2 to include the revisions made to corresponding risk factors in Prospectus Supplement No. 1.

Base Prospectus

Underwriting Standards, page 11

Comment:

8.	We reissue our prior comment 15. Please add a bullet summary of these underwriting standards to the summary of the supplements.

Response:

We have added a bullet summary of the underwriting standards to the summary of the prospectus supplements. Please note that we have bracketed the underwriting standards in the forms of prospectus supplement and the base prospectus. The standards currently referenced are those that existed when the sponsor last originated loans but in the future we intend to initially acquire loans and not originate them. At this time we do not know what the underwriting standards will be but will include the standards in the prospectus supplement at the time of the transaction.

FICO Scores, page 14

Comment:

9.	We reissue our prior comment 19. Please revise to disclose the cut-off you use when deciding not to underwrite a mortgage.

Response:

We have added language indicating that we do not use a FICO score more than four months old when deciding whether to underwrite a mortgage.  We have also included disclosure that any set of specific underwriting standards may include a minimum FICO score, but those standards may include mortgage loans with a FICO score at the very bottom of the range of possible FICO scores.

Representations by Sellers, page 14

Comment:

10.
We note your response to prior comment 20; however, please revise the last risk factor on page S-19 of Prospectus Supplement No. 1 to clarify, if true, that the master servicer has a limited obligation to enforce a seller’s repurchase or substitution obligation and that neither the depositor nor the master servicer will be obligated to repurchase a mortgage loan if a seller defaults on its obligation to do so.

Response:

We have revised this risk factor to state that the master servicer will use reasonable efforts to enforce a seller’s repurchase or substitution obligation and that in the event the seller is unable to repurchase or substitute that mortgage loan, the seller’s repurchase obligations will not become an obligation of the depositor, the master servicer or any other party.

Part II — Information Not Required In Prospectus

Item 16. Exhibits

Exhibit 5.1

Comment:

11.
We note your response to our prior comment 23. Please advise as to why you will need to limit your opinion to the Delaware Statutory Trust Act in order to remove the assumption contained in the second sentence of the third paragraph.

Response:

With respect to opinions that we will file at the time of a takedown, for takedowns with New York common law issuers we will not need to refer to Delaware law at all in our takedown opinion as the opinions we will be providing are governed by New York law.  For takedowns with Delaware statutory trust issuers we will not limit our opinion to the Delaware Statutory Trust Act, but rather will refer to Delaware law generally.

Comment:

12.
We also note that in response to our prior comment 24 you have deleted the reference to the Delaware Statutory Trust Act in your opinion. Please advise as to the inconsistency between your responses to our prior comment 23 and our prior comment 24.

Response:

The opinion that we are filing with the Registration Statement assumes the matters governed by Delaware law so we do not need to refer to Delaware law as an applicable law.

If you require any addition information, please call the undersigned at (212) 768-6936 or Jessica Gold at (212) 768-6778.

Sincerely,

/s/ Richard D. Simonds